
07001603

SECUR 07001603 MMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-41166

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/06 (MM/DD/YY) AND ENDING 12/31/06 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

San Jacinto Securities, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.


SEC MAIL PROCESSING
RECEIVED
FEB 2 6 2007
WASH. D.C.
156
SECTION

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

4131 N. Central Expwy., Suite 930
(No. and Street)

Dallas (City) Texas (State) 75204 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

214) 987-4331
(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

PROCESSED
MAR 1 2 2007
THOMSON FINANCIAL

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

CF & Co., L.L.P.
(Name – if individual, state last, first, middle name)

14175 Proton Rd. (Address) Dallas (City) TX (State) 75244 (Zip Code)

CHECK ONE:
- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 1 2 07
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Don Sterling, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of San Jacinto Securities, Inc., as of December 31, 2006, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:



JEREMY J. GRANT
Notary Public, State of Texas
My Commission Expires
January 27, 2010

Signature

Title: Financial Principal

Notary Public

This report** contains (check all applicable boxes):

- [X] (a) Facing page.
- [X] (b) Statement of Financial Condition.
- [X] (c) Statement of Income (Loss).
- [X] (d) Statement of Cash Flows
- [X] (e) Statement of Changes in Stockholders' Equity or partners' or Sole Proprietor's Capital.
- [X] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [X] (g) Computation of Net Capital.
- [X] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [X] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [X] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [X] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [X] (o) Independent auditor's report on internal control

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

SAN JACINTO SECURITIES, INC.

REPORT PURSUANT TO RULE 17a-5(d)

YEAR ENDED DECEMBER 31, 2006

SAN JACINTO SECURITIES, INC.

CONTENTS



CF & Co., L.L.P.
CERTIFIED PUBLIC ACCOUNTANTS
& CONSULTANTS

INDEPENDENT AUDITOR'S REPORT

Board of Directors
San Jacinto Securities, Inc.

We have audited the accompanying statement of financial condition of San Jacinto Securities, Inc., as of December 31, 2006, and the related statements of income, changes in stockholder's equity, changes in liabilities subordinated to claims of general creditors, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of San Jacinto Securities, Inc. as of December 31, 2006, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

CF & Co., L.L.P.

CF & Co., L.L.P.

Dallas, Texas
February 19, 2007

14175 Proton Road • Dallas, Texas 75244-3604 • Phone: 972-387-4300 • 800-834-8586 • Fax 972-960-2810 • www.cfllp.com

MEMBERS: AICPA • CENTER FOR PUBLIC COMPANY AUDIT FIRMS OF THE AICPA. TSCPA. EBPAQC
CPAMERICA INTERNATIONAL AN AFFILIATE OF HORWATH INTERNATIONAL. REGISTERED WITH THE PCAOB

SAN JACINTO SECURITIES, INC.
Statement of Financial Condition
December 31, 2006

ASSETS

Cash and cash equivalents	$ 342,710
Receivable from brokers-dealers and clearing organizations	140,716
Securities owned, at market value	51,551
Property and equipment, net of accumulated depreciation of $81,400	2,478
Other assets	2,673
	$ 540,128

LIABILITIES AND STOCKHOLDER'S EQUITY

Liabilities	
Accounts payable and accrued expenses	$ 45,178
State income tax payable	1,610
	46,788
Stockholder's equity	
Common stock, 30,000 shares authorized with $.10 par value, 21,560 shares issued and outstanding	2,156
Additional paid in capital	47,844
Retained earnings	443,340
Total stockholder's equity	493,340
	$ 540,128

The accompanying notes are an integral part of these financial statements.

SAN JACINTO SECURITIES, INC.
Statement of Income
For the Year Ended December 31, 2006

Revenues	
Commissions	$ 835,308
Consulting	375,000
Interest income	56,423
Other income	16,257
Gain on securities	5,425
Dividend income	403
	1,288,816
Expenses	
Commissions and clearance paid to all other brokers	798,349
Communications	33,929
Occupancy and equipment costs	104,893
Promotional costs	2,230
Regulatory fees and expenses	54,858
Other expenses	231,954
Interest expense	147
	1,226,360
Income before income taxes	62,456
Provision for state income taxes	1,610
Net income	$ 60,846

The accompanying notes are an integral part of these financial statements.

SAN JACINTO SECURITIES, INC.
Statement of Changes in Stockholder's Equity
For the Year Ended December 31, 2006

	Shares	Common Stock	Additional Paid In Capital	Retained Earnings	Note Receivable From Owner	Total
Balance at December 31, 2005	21,560	$ 2,156	$ 47,844	$ 611,694	$ (191,348)	$ 470,346
Net, decrease in note receivable					191,348	191,348
Distributions				(229,200)		(229,200)
Net income				60,846		60,846
Balance at December 31, 2006	21,560	$ 2,156	$ 47,844	$ 443,340	$ -0-	$ 493,340

The accompanying notes are an integral part of these financial statements.

SAN JACINTO SECURITIES, INC.
Statement of Changes in Liabilities Subordinated
to Claims of General Creditors
For the Year Ended December 31, 2006

Balance, at December 31, 2005	$	-0-
Increases		-0-
Decreases		-0-
Balance, at December 31, 2006	$	-0-

The accompanying notes are an integral part of these financial statements.

SAN JACINTO SECURITIES, INC.
Statement of Cash Flows
For the Year Ended December 31, 2006

Cash flows from operating activities	
Net income	$ 60,846
Change in current assets and liabilities:	
Decrease in receivable from broker-dealers and clearing organizations	16,948
Decrease in employee advances	29,620
Increase in accounts payable and accrued expenses	32,661
Decrease in commissions payable	(72,321)
Decrease in state income tax payable	(790)
Net cash provided (used) by operating activities	66,964
Cash flows from investing activities	
Net proceeds from loan to related party	60,204
Sale of securities owned, at market value	81,676
Net proceeds from loan to owner	191,348
Net cash provided (used) by investing activities	333,228
Cash flows from financing activities	
Capital distribution	(229,200)
Net cash provided (used) by financing activities	(229,200)
Net increase in cash and cash equivalents	170,992
Cash and cash equivalents at beginning of year	171,718
Cash and cash equivalents at end of year	$ 342,710

Supplemental Schedule of Cash Flow Information

Cash paid during the year for:	
Interest	$ -0-
Income taxes	$ -0-

The accompanying notes are an integral part of these financial statements.

SAN JACINTO SECURITIES, INC.
Notes to Financial Statements
December 31, 2006

Note 1 - Summary of Significant Accounting Policies

San Jacinto Securities, Inc. (the "Company") is a broker-dealer in securities registered with the Securities and Exchange Commission (SEC) and is a member of the National Association of Securities Dealers (NASD). The Company operates under (SEC) Rule 15c3-3(k)(2)(ii), which provides that all funds and securities belonging to the Company's customers would be handled by a clearing broker-dealer. Substantially all the Company's business is conducted with customers throughout the United States of America.

Compensated absences have not been accrued because the amount cannot be reasonably estimated.

Security transactions (and related commission revenue and expense) are recorded on a settlement date basis, generally the third business day following the transactions. If materially different, commission income and related expenses are recorded on a trade date basis.

Marketable securities owned and securities sold, but not yet purchased, are carried at quoted market value. Securities owned not readily marketable are carried at estimated fair value as determined by management of the Company. Securities not readily marketable include: (a) securities for which there is no independent publicly quoted market; (b) securities which cannot be publicly offered or sold unless registration has been effected under the Securities Act of 1933; or (c) securities which cannot be offered or sold immediately because of other restrictions or conditions. The increase decrease in net unrealized appreciation or depreciation of securities is credited or charged to operations.

For purposes of reporting cash flows, the Company has defined cash equivalents as highly liquid investments, with original maturities of less than ninety days, that are not held for sale in the ordinary course of business.

Property and equipment with estimated useful lives of greater than one year are capitalized and depreciated over three-years using the straight line method.

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Note 2 - Net Capital Requirements

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities Exchange Act of 1934, the Company is required to maintain a minimum net capital, as defined under such provisions. Net capital and the related net capital ratio may fluctuate on a daily basis. At December 31, 2006 the Company had net capital of approximately $487,158 and net capital requirements of $100,000. The Company's ratio of aggregate indebtedness to net capital was .10 to 1. The Securities and Exchange Commission permits a ratio of no greater than 15 to 1.

Capital distributions to partners can be made under a capital distribution policy approved by the Company's general partner. Periodic distributions approved by the Company's general partner are made to enable partners to pay federal income taxes on company profits, among other purposes.

Note 3 - Possession or Control Requirements

The Company does not have any possession or control of customer funds or securities. There were no material inadequacies in the procedures followed in adhering to the exemptive provisions of (SEC) Rule 15c3-3(k)(2)(ii) by promptly transmitting all customer funds and securities to the clearing broker who carries the customer accounts.

Note 4 - Income Taxes

The Company files as an "S" corporation for Federal income tax purposes. The Company's net income is taxed at the shareholder level rather than at the corporation level for Federal income tax purposes, and thus, no provision for Federal income taxes has been made in the accompanying financial statements.

Note 5 - Related Party Transactions

The Company earned $375,000 in consulting fees from a related party.

Note 6 - Operating Leases

The following is a schedule of future minimum rental payments required under operating leases that have initial or remaining noncancelable lease terms.

Note 6 - Operating Leases, continued

Year Ended December 31,	
2007	$ 73,812
2008	6,172
	$ 79,984

Rental expense for the year ended December 31, 2006 was $73,579 and is reflected in occupancy and equipment costs.

Note 7 - Employee Benefit Plan

Effective June 30, 1992, the Company adopted a Simplified Employee Pension Plan covering substantially all employees. During 2005, the Company contributed $-0- to the plan.

Note 8 - Retained Earnings

The Company' retained earnings are segregated into two classifications. One classification discloses the balance of retained earnings up to the effective date of the "S" Corporation election, reduced by subsequent distributions. The second classification, Accumulated Adjustment Account, represents the undistributed "S" Corporation earnings taxed at the shareholder level.

The balance of retained earnings at December 31, 2005 consists of the following:	
Retained earnings (prior to January 1, 1990)	$ 7,450
Accumulated adjustment account	435,890
Total	$ 443,340

Note 9 - Property and Equipment

The classes of property and equipment and the related accumulated depreciation are as follows:

	Cost	Accumulated Depreciation	Net
Computer equipment	$ 83,878	$ 81,400	$ 2,478

SAN JACINTO SECURITIES, INC.
Notes to Financial Statements
December 31, 2006

Note 10 - Concentration Risk

At various times throughout the year, the Company had cash balances in excess of federally insured limits of $100,000.

Note 11 - Commitment and Contingencies

Included in the Company's clearing agreement with its clearing broker-dealer, is an indemnification clause. This clause relates to instances where the Company's customers fail to settle security transactions. In the event this occurs, the Company will indemnify the clearing broker-dealer to the extent of the net loss on the unsettled trade. At December 31, 2006, management of the Company had not been notified by the clearing broker-dealer, nor were they otherwise aware, of any potential losses relating to this indemnification.

Supplementary Information

Pursuant to Rule 17a-5 of the

Securities and Exchange Act of 1934

For the Year Ended

December 31, 2006

Schedule I

SAN JACINTO SECURITIES, INC.
Computation of Net Capital Under Rule 15c3-1
of the Securities and Exchange Commission
As of December 31, 2006

COMPUTATION OF NET CAPITAL

Total stockholder's equity qualified for net capital		$ 493,340
Add:		
Other deductions or allowable credits		-0-
Total capital and allowable subordinated liabilities		493,340
Deductions and/or charges		
Non-allowable assets:		
Other assets	$ 2,673	
Property and equipment	2,478	(5,151)
Net capital before haircuts on securities positions		488,189
Haircuts on securities (computed, where applicable, pursuant to rule 15c3-1(f))		
Securities		(1,031)
Net capital		$ 487,158

AGGREGATE INDEBTEDNESS

Items included in statement of financial condition

Accounts payable and accrued expenses	$ 45,178
State income taxes payable	1,610
Total aggregate indebtedness	$ 46,788

Schedule I (continued)

SAN JACINTO SECURITIES, INC.
Computation of Net Capital Under Rule 15c3-1
of the Securities and Exchange Commission
As of December 31, 2006

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Minimum net capital required (6 2/3% of total aggregate indebtedness)	$ 3,121
Minimum dollar net capital requirement of reporting broker or dealer	$ 100,000
Net capital requirement (greater of above two minimum requirement amounts)	$ 100,000
Net capital in excess of required minimum	$ 387,158
Excess net capital at 1000%	$ 482,479
Ratio: Aggregate indebtedness to net capital	.10 to 1

RECONCILIATION WITH COMPANY'S COMPUTATION

The difference in the computation of net capital under Rule 15c3-1 from the Company's computation of net capital is:

Net capital per Company's unaudited FOCUS filing	$ 488,768
Differences:	
Increase in state income taxes payable	(1,610)
Net capital per audit	$ 487,158

Schedule II

SAN JACINTO SECURITIES, INC.
Computation for Determination of Reserve Requirements Under
Rule 15c3-3 of the Securities and Exchange Commission
As of December 31, 2006

EXEMPTIVE PROVISIONS

The Company has claimed an exemption from Rule 15c3-3 under section (k)(2)(ii), in which all customer transactions are cleared through another broker-dealer on a fully disclosed basis.

Company's clearing firm: Southwest Securities, Inc.

Independent Auditor's Report

On Internal Control

Required By SEC Rule 17a-5

Year Ended December 31, 2006



CF & Co., L.L.P.
CERTIFIED PUBLIC ACCOUNTANTS
& CONSULTANTS

INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5

The Board of Directors
San Jacinto Securities, Inc.

In planning and performing our audit of the financial statements and supplemental information of San Jacinto Securities, Inc. (the "Company"), for the year ended December 31, 2006, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons

2. Recordation of differences required by rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives.

Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly

to permit the preparation of financial statements in accordance with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2006, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the National Association of Securities Dealers, Inc., and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

CF & Co., L.L.P.

CF & Co., L.L.P.

Dallas, Texas
February 19, 2006

END